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                                                                                Exhibit 12

PENNSYLVANIA POWER & LIGHT COMPANY
AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(Thousands of Dollars)
                                           1994      1993      1992      1991      1990
Fixed charges, as defined:
  Interest on long-term debt ........... $214,390  $225,800  $240,260  $232,092   $239,250
  Interest on short-term debt
     and other interest ................   18,108    12,645    11,955    20,875     26,130
  Amortization of debt discount, expense
    and premium - net...................    2,151     1,798     1,447     1,379      1,429
  Interest on capital lease
    obligations
      Charged to expense ...............   11,097     9,059    10,473    20,518     23,012
      Capitalized ......................    1,037       927     1,618     2,894      6,124
  Estimated interest component of
    operating rentals ..................    5,947     5,411     5,357     4,854      4,995
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons ............................    1,142     1,299     1,456     1,567      1,662

          Total fixed charges .......... $253,872  $256,939  $272,566  $284,179   $302,602

Earnings, as defined:
  Net income ........................... $244,340  $348,126  $346,724  $348,414   $343,906
  Less undistributed income of less
    than 50-percent-owned persons ..............
                                          244,340   348,126   346,724   348,414    343,906

Add (Deduct):
  Federal income taxes .................  198,777   162,795   144,546   114,904     86,950
  State income taxes ...................   76,903    63,508    64,648    49,534     30,564
  Deferred income taxes ................  (45,198)   22,367    33,175    51,772     68,903
  Investment tax credit - net ..........  (12,253)  (13,506)  (14,029)    1,156      9,884
  Income taxes on other income and
    deductions - net ...................  (38,647)   (1,280)      322      (903)    (2,174)
  Amortization of capitalized
    interest on capital leases .........    9,271    11,696    12,820    16,965     15,785
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) ......  252,835   256,012   270,948   281,285    296,478

          Total earnings ............... $686,028  $849,718  $859,154  $863,127   $850,296

Ratio of earnings to fixed
  charges ..............................     2.70      3.31      3.15      3.04       2.81

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